News Release

Brookfield Power Completes Acquisition of Two Hydroelectric Generating Stations in New York

Gatineau, Quebec, February 14, 2007 - Brookfield Power today announced that it has completed the acquisition of two hydroelectric generating facilities from Raquette Hydro Power Ltd. for an undisclosed price.

This acquisition includes the Hewittville and Unionville hydroelectric generating stations located on the Raquette River in New York. These run-of-the-river facilities have a combined generating capacity of 6 megawatts, capable of producing on average
35 gigawatt hours of electricity annually. All power will continue to be sold to Niagara Mohawk Power Corporation, an electricity distributor and a subsidiary of National Grid, under a long-term Power Purchase Agreement.

“This acquisition is consistent with Brookfield Power’s strategy of expanding its renewable energy portfolio, and an excellent fit with our existing portfolio in New York, which totals more than 800 megawatts of installed hydro capacity,” said Harry Goldgut, Co-Chairman and Chief Executive Officer of Brookfield Power.

About Brookfield Power
Brookfield Power comprises the power generating and marketing operations of Brookfield Asset Management Inc. Brookfield Power has developed and successfully operated hydroelectric power facilities for almost 100 years. Brookfield Power’s portfolio comprises almost 3,800 megawatts of capacity and includes 140 hydroelectric power generating stations and 1 pumped storage facility located on 50 river systems, 1 wind farm, and 2 thermal plants, principally in the northeastern North America and South America. (See www.brookfieldpower.com for more details). Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately US$70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. (See www.brookfield.com for more details).

Brookfield Power
Grace Pollock
Director, Corporate Communications & Investor Relations
Tel: (819) 561-8072
Email: grace.pollock@brookfieldpower.com